

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

November 4, 2009

<u>Via Mail and Fax</u>

Katherine L. Scherping
Chief Financial Officer and Treasurer
Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler's Green Circle, Suite 200N
Greenwood, CO 80111

> **RE: Red Robin Gourmet Burgers, Inc.
> File Number: 000-49916
> Form 10-K for the Year Ended December 28, 2008
> Form 8-K Furnished August 13, 2009**

Dear Ms. Scherping:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

<u>Form 10-K for the Year Ended December 28, 2008</u>

<u>Selected Financial Data, page 25</u>

1. In regard to the line item "Average annual comparable restaurant sales volumes," please describe what a "comparable" restaurant is and how amounts presented are determined.

Management's Discussion and Analysis
Overview, page 27

2. We note the trend of increasing total restaurant operating costs as a percentage of restaurant sales for the periods presented in the Form 10-K and that this trend continued in 2009. We believe that disclosure specifically in regard to this trend, the underlying reasons for it, and your expectation of the prospects of its continuation would provide a useful overall context to investors of your costs. Please expand your disclosure accordingly.

Results of Operations, page 30

3. Please quantify in terms of dollars and the relative effect on the percentage of applicable revenues each factor cited in each comparison of expenses presented in all annual and interim reports filed. Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance. If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a factor. We believe such disclosure will enable investors to more fully comprehend the relative magnitude of each cited factor.

Cost of sales, page 32

4. Please tell us and revise to explain how the shift in the mix of food versus beverage sales contributed to the cost of sales and provide analysis at the appropriate level of detail in support of your assertion.

Provision for Income Taxes, page 36

5. Please describe for us and in your filings the tax credits contributing to the lower income tax provision for 2008 and why tax credits were more favorable in 2008.

6. Please discuss the decreasing trend in the effective tax rate exhibited in the periods presented in the Form 10-K accompanied by an analysis at the appropriate level of detail.

Liquidity and Capital Resources, page 36

7. We note your consistent significant working capital deficit. Please discuss the effect of such on your cash flows and liquidity requirements and how you manage such deficit.

8. Please ensure your disclosure addresses all periods presented to enable investors to have a comprehensive view of items and trends associated with your cash flows, accompanied by analysis at the appropriate level of detail, pursuant to instruction 1 to Item 303(A) of Regulation S-K. For example, there is no discussion of 2007 or 2006

operating, investing and financing activities, and no comparative analysis between comparable periods.

Contractual Obligations, page 37

9. We note you have fixed contracts for the purchase of commodities used in your operations (for example, beef) but it does not appear that such have been included in the table presented. Please revise your table accordingly, or advise as appropriate.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 51

10. We note you present one reportable segment and that you first test for goodwill impairment at the overall company level. Accounting Standards Codification (ASC) Section 350-20-35-41 specifies that all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Further, ASC Section 350-20-35-1 specifies that goodwill is to be tested at the reporting unit level, which is an operating segment or one level below an operating segment. Please explain to us whether you have assigned goodwill to reporting units and what your reporting units consist of (i.e., whether they are operating segments or components that are one level below an operating segment), and why your level of testing goodwill for impairment is appropriate.

Note 4. Restaurant Impairment and Planned Closures, page 59

11. Please explain to us whether goodwill associated with restaurants closed or planned to be closed was included in the carrying amount of the restaurants pursuant to ASC 350-20-35-51 to 53.

Controls and Procedures, page 75

12. Although there is no requirement to disclose here the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), specific reference to only a portion of disclosure controls and procedures so defined as you have done implies management's conclusion is limited solely to that portion to which referred. Please represent to us and disclose in future filings management's conclusion in regard to the company's overall disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Exhibit 23.1

13. We note there is no conformed signature of the firm for the consent. Please amend your filing to revise the consent accordingly.

Form 8-K Furnished August 13, 2009
Reconciliation of Non-GAAP Restaurant-Level Operating Profit, page 9

14. We note you believe restaurant-level operating profit is useful because it is widely
    regarded in the restaurant industry as a useful metric by which to evaluate restaurant-
    level operating efficiency and performance. You also state that depreciation and
    amortization are excluded because they represent a non-cash charge and not a
    component of the efficiency of restaurant operations. Please supplementally clarify
    for us what you mean by "efficiency of restaurant operations" and explain to us why
    you believe it is useful for investors to disregard non-cash costs when evaluating
    "efficiency." It would appear that a measure of restaurant-level performance would
    require inclusion of the cost of the property and equipment necessary to generate the
    associated revenues in order to accurately represent the contribution of those stores to
    your profits or cash flows, depending on whether the measure was intended to be
    reflective of accrual or cash-basis performance, respectively. Accordingly, it would
    appear that either depreciation or capital expenditures at the restaurant-level should
    be included in such a measure. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in filings to be certain that the filings include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
   ·   the company is responsible for the adequacy and accuracy of the disclosures in
       the filings;
   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and
   ·   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief